EXHIBIT 99.1

China Lodging Group, Limited to Hold 2013 Annual General Meeting on November 13, 2013

Shanghai, China, September 29, 2013 –China Lodging Group, Limited (NASDAQ: HTHT) (the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that it will hold its 2013 annual general meeting of shareholders at No. 2266, Hongqiao Road, Changning District, Shanghai, People’s Republic of China on November 13, 2013 at 11 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on September 30, 2013 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.huazhu.com.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under five brands, namely, Joya Hotel, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.huazhu.com.

Contact Information
Ida Yu
Investor Relations Manager
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com